Filed Pursuant to Rule 433

Dated December 4, 2013

Registration Statement No. 333-181236

Relating to

Preliminary Prospectus Supplement Dated December 4, 2013 to

Prospectus dated May 8, 2012

Federal Realty Investment Trust

3.95% Notes due 2024

Term sheet dated December 4, 2013

Issuer:	Federal Realty Investment Trust

Security:	3.95% Notes due 2024

Expected Ratings*:	A3/A-/A-

(Moody’s / S&P / Fitch)

Aggregate Principal Amount:	$300,000,000

Trade Date:	December 4, 2013

Settlement Date:	December 9, 2013 (T+3)

Maturity Date:	January 15, 2024

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2014

Benchmark Treasury:	2.750% due November 15, 2023

Benchmark Treasury Price/Yield:	99-07+ / 2.839%

Spread to Benchmark Treasury:	+123 basis points

Yield to Maturity:	4.069%

Coupon (Interest Rate):	3.95% per year

Price to Public:	99.018% of principal amount, plus accrued interest, if any, from December 9, 2013

Redemption Provision:	At any time before 90 days prior to the maturity date, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after 90 days prior to the maturity date, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

Ranking:	At September 30, 2013, after giving effect to this offering and to the use of the net proceeds as described in the Preliminary Prospectus Supplement, Federal Realty Investment Trust had outstanding approximately $581 million (excluding net unamortized premium) of secured indebtedness, collateralized by all or parts of 14 properties, which ranks senior to the notes to the extent of the securing collateral (approximately $404 million of this amount, which was issued by our subsidiaries, is also structurally senior to the notes), approximately $25 million of unsecured indebtedness issued by our subsidiaries, which ranks senior to the notes, and approximately $1,644 million of unsecured indebtedness (including the notes sold in this offering, but excluding net unamortized discount), which ranks equally.

CUSIP/ISIN:	313747 AU1/ US313747AU17

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers:	Deutsche Bank Securities Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
BBVA Securities Inc.
Capital One Securities, Inc.
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-326-5897, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, or (iii) J.P. Morgan Securities LLC by calling collect at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.